Exhibit 1.01
The Procter & Gamble Company
Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2023 is provided by The Procter & Gamble Company (the “Company”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Under the Rule, we are required to make certain disclosures regarding our manufactured products (and products we contract to be manufactured) that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products. As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“Conflict Minerals”; tin, tantalum, tungsten and gold collectively are referred to as “3TG”).   References in this report to “we,” “us” or “our” refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.

As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data. For that reason, we have not been able to rule out the possibility that some Conflict Minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources. Consequently, we exercised due diligence on the Conflict Minerals’ origin and chain of custody, and we are providing this Conflict Minerals Report to describe our due diligence processes and results.

1. Company Overview
The Company is a global leader in retail goods, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in countries and territories around the world primarily through mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, high-frequency stores, and distributors.

The vast majority of the Company’s products do not contain Conflict Minerals. Based on an extensive review of our products, only a small number of products were identified as falling within the scope of the Rule: blades and razors, electric charging devices, electric toothbrushes, powered beauty devices, and small electronic appliances.

2. Conflict Minerals Program and Compliance Systems
Our Conflict Minerals Program has been designed to conform, in all material respects, with the framework described in The Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum, and tungsten. We are a “downstream company” within the meaning of the OECD Guidance, and, therefore, we have designed our Conflict Minerals Program in a manner consistent with those portions of the OECD Guidance specifically applicable to downstream companies.

a) Conflict Minerals Policy Statement
The Company has adopted the following Conflict- Minerals Policy Statement, which is publicly available on our website at https://us.pg.com/policies-and-practices/conflict-free-materials/:
We're committed to ensuring that we are not sourcing minerals (tin, tantalum, tungsten, gold) that fund armed groups in the Democratic Republic of Congo and adjoining countries. We do not ban sourcing of minerals from this region because such a policy may harm legitimate miners.

We’re taking steps across our entire supply chain to confirm our sourcing does not fund armed groups in the DRC and adjoining countries. As part of this program, we continue to carry out a reasonable country of origin inquiry on the products we manufacture and perform supply chain due diligence following the processes and procedures set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Our Chief Ethics and Compliance Officer is responsible for the efforts of this team.

We expect suppliers to have a policy in place and implement a system to trace the origin of tin, tantalum, tungsten, and gold supplied to the Company, following the template developed by the Responsible Minerals Initiative. Suppliers are encouraged to report any ethical concerns or policy violations, as outlined at https://pgsupplier.com/guidelines/report-a-concern. This reporting mechanism is operated by a third-party supplier to help ensure anonymity.

If any external business partner has challenges in complying with our expectation, we'll attempt to work to address these challenges. If compliance cannot be achieved, we will terminate the relationship with the external business partner.

b) Internal Management Systems and Controls
i) Compliance Team
In order to facilitate our compliance with the Rule, the Company created a multi-functional core team (“Core Team”), which includes representatives from Purchases, Product Supply, Sustainability, Research & Development, Finance & Accounting, Global Business Services, Corporate Communications, Corporate Compliance, and Legal. The Core Team designed an extensive Conflict Minerals Program, including, but not limited to, processes for supply chain review, supplier and employee outreach, due diligence, and risk management. Our Chief Ethics & Compliance Officer is responsible for the efforts of the Core Team.

ii) Control Systems
As a downstream company, the Company does not generally have a direct relationship with mines from which mineral ores are extracted, or with 3TG smelters and refiners or other upstream participants. Consequently, we have engaged with other companies through trade associations and industry initiatives, such as the Responsible Business Alliance-Global e-Sustainability Initiative’s (“RBA-GeSI”) Responsible Minerals Initiative (“RMI”), to improve transparency with respect to smelters and other upstream participants in the Conflict Minerals supply chain.

In addition to our Conflict Minerals Policy, our work is governed by:

• our Worldwide Business Conduct Manual, which contains the global standards P&G employees must follow to ensure they uphold P&G’s Purpose, Values and Principles in their daily work (available at https://us.pg.com/policies-and-practices/worldwide-business-conduct-manual/);

• our Responsible Sourcing Expectations for External Business Partners, which outline the values we seek in the suppliers with whom we do business (available at https://pgsupplier.com/supplier-citizenship/responsible-sourcing-expectations); and

• our Human Rights Policy Statement, which outlines our commitment to respect human rights and the expectation that our business partners share this commitment (available at https://us.pg.com/policies-and-practices/human-rights-statement/).

iii) Supplier Engagement
We have engaged with our suppliers to ensure they are aware of the Rule and the implications for them as suppliers of the Company.  The Company communicates with all Company suppliers that we anticipate would be within the scope of the Rule, informing them that we expect each in-scope supplier to implement a system to trace the origin of any 3TG supplied to the Company, including by collecting the supplier and smelter information called for by the conflict minerals reporting template developed by the RMI (the “Template”), which we provide to each direct supplier. We also provide a Company contact to answer any questions the suppliers have regarding implementation of the Rule.

As described in our Conflict Minerals Policy, we will engage with any of our suppliers if we have reason to believe that the supplier is providing the Company with 3TG that may finance or benefit armed groups in the Covered Countries, with the goal of establishing an alternative source of 3TG that does not support such conflict. To date, we have found no instance where there is reason to believe our sourcing of 3TG is being used to finance or benefit armed groups in the Covered Countries; therefore, it has not been necessary to seek alternative sources or terminate a contract.

iv) Grievance Mechanism
The Company has well-established grievance mechanisms through which both employees and suppliers can report violations of the law or Company policies. For employees, the Company has created the Worldwide Business Conduct Manual Helpline (the “Helpline”), which is staffed by an independent third party and provides an anonymous way to report concerns about potential violations 24 hours a day, 7 days a week. For suppliers, the Company encourages them to report any ethical concerns or policy violations, as outlined at https://secure.ethicspoint.com/domain/media/en/gui/73321/index.html. This reporting mechanism is operated by a third-party supplier to help ensure anonymity.

For the period covered by this report, the Company received no reports through either mechanism indicating any potential concerns with our Conflict Minerals Policy, our 3TG sourcing, or our Conflict Minerals Program.

v) Maintenance of Records
The Company has adopted a policy to maintain relevant documentation.

c) Identify and Assess Risks in the Supply Chain
For 2023, we conducted a review of our direct suppliers to identify suppliers of components and materials used in products within the scope of the Rule. As a result of this review, we determined that, for 2023, there were 44 direct suppliers potentially within the scope of the Rule.

The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers. Therefore, we must rely on our direct suppliers to provide information on the source and chain of custody of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from smelters and refiners (collectively, “smelters”) further upstream in the supply chain.

3. Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the portions of the OECD Guidance applicable to a “downstream company.”
a) Survey Requests
The Company used the Template to conduct a survey of its direct suppliers that we determined potentially supplied components or materials containing 3TG, or our in-scope suppliers. The Template was developed by the RMI to facilitate disclosure and communication of information regarding a company’s supply chain and includes questions regarding the supplier’s conflict-free policy, the recipient’s engagement with its direct suppliers, and the smelters from which the suppliers (and its suppliers) source minerals. In addition, the Template contains questions about the origin of any 3TG provided by the supplier, as well as the supplier’s due diligence. Written instructions and recorded training illustrating the use of the tool are available on the RMI website.

For 2023, we asked the in-scope suppliers to provide updated Templates or report no change to Templates previously provided to us.
b) Survey Responses
The Company has received Templates, in response to the current or prior surveys, or updated information from 43 of the 44 suppliers surveyed. Members of the Core Team have reviewed these responses for completeness and to determine if any potential red flags were present, in accordance with the requirements of our Conflict Minerals Program, and followed up as needed with suppliers to clarify responses.

The responses we received included varying degrees of information regarding the names and locations of 3TG smelters from which each supplier sourced minerals and whether these smelters supplied minerals that were actually used in components supplied to the Company. Some suppliers included smelter data for 3TG that we know is contained in components and materials supplied to us. For this group of smelters, which we refer to as the “known smelters” in our supply chain, we then reviewed whether the supplier indicated that the relevant smelters in its supply chain may have sourced 3TG from a Covered Country. For those suppliers reporting that the smelters in their supply chain may have sourced 3TG from a Covered Country, we analyzed and compared the known smelters against the list of facilities that have received a “conformant” designation through the RMI’s Responsible Minerals Assurance Process (“RMAP”) as of May 9, 2024. Of the 92 known smelters that suppliers reported may have sourced 3TG from the Covered Countries, 85 are designated as conformant with RMAP by RMI. The conformant known smelters are listed in Attachment A. While we have no indication that any of our remaining suppliers are sourcing from any smelters that source from the Covered Countries, we necessarily rely on the accuracy of the reporting from our suppliers on the sourcing practices of the various smelters in their supply chain, which, in turn, relies on the accuracy of the smelters’ own reporting, and we have insufficient data at this time to validate the status of any other smelters or refiners.

c) Reporting
The Company has filed this Conflict Minerals Report for 2023 with the U.S. Securities and Exchange Commission. We have also made this report available on our website at https://us.pg.com/policies-and-practices/conflict-free-materials/.

4. Our Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
As a downstream company, we rely upon our suppliers and independent assessment programs to provide upstream information such as whether the mine or location of origin is in a Covered Country, and whether smelters sourcing from Covered Countries have employed policies, practices and procedures to source these minerals in a manner that is conflict free. RMI has developed an audit protocol for verification of entities as conformant with the RMAP in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries. The RMAP conformant list is composed of entities that have undergone the third-party audit of the smelters' company-level management processes for responsible mineral procurement. In the case of gold refiners, this audit process may rely, in part, on applicable audit and related processes established by the London Bullion Market Association (“LBMA”) and Responsible Jewelry Council (“RJC”), in accordance with a cross-recognition policy adopted by RMI, LBMA, and RJC.

Our efforts to determine the mine or location of origin of necessary Conflict Minerals with the greatest possible specificity consisted primarily of a review of whether our suppliers reported that the smelters in their supply chain sourced their minerals from the Covered Countries. Where the supplier reported that a smelter may have sourced minerals from a Covered Country, we compared the list of smelters to the RMAP conformant smelter list. As of May 9, 2024, approximately 92% of the known smelters that were reported by our suppliers as potentially sourcing from a Covered Country appear on the RMAP conformant list.

5. Steps to Mitigate Risk
To further mitigate the risk that any Conflict Minerals in our products could finance or benefit armed groups, we are making the following commitments:

a) As a Company, we will engage in continued supplier engagement to increase the number and quality of supplier responses;

b) When we become aware of a supplier that is not in compliance with our Conflict Minerals Policy, we will engage with the supplier for a remedy and, where necessary, find an alternative source of 3TG; and

c) We will continue to engage with relevant trade associations/industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.

ATTACHMENT A RMAP Conformant Smelters
The following facilities are listed by RMI as a RMAP conformant smelter or refiner and have been reported to us by our suppliers as part of their supply chain for components and materials known to contain Conflict Minerals that may be sourced from a Covered Country. The facility names are listed as they appear on the RMI smelter list. Our supply chain includes other known smelters that our suppliers report may source 3TG from the Covered Countries, but that are not RMAP conformant.

Tantalum
Global Advanced Metals Boyertown	TANIOBIS Japan Co., Ltd.
Tungsten
Ganzhou Seadragon W & Mo Co., Ltd. H.C. Starck Tungsten GmbH	Masan Tungsten Chemical LLC (MTC)	Global Tungsten & Powders Corp.
Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.
Alpha
PT Aries Kencana Sejahtera
Dowa
EM Vinto
Estanho de Rondonia S.A.
Fenix Metals
Gejiu Non-Ferrous Metal Processing Co., Ltd.
PT Menara Cipta Mulia
HuiChang Hill Tin Industry Co., Ltd.
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.
Chifeng Dajingzi Tin Industry Co., Ltd.
PT Bangka Serumpun
Tin Technology & Refining
PT Rajawali Rimba Perkasa
Luna Smelter, Ltd.
Yunnan Yunfan Non-ferrous Metals Co., Ltd.
PT Mitra Sukses Globalindo
CRM Synergies
Fabrica Auricchio Industria e Comercio Ltda.

China Tin Group Co., Ltd.
Malaysia Smelting Corporation (MSC)
Metallic Resources, Inc.
Mineracao Taboca S.A.
Minsur
Mitsubishi Materials Corporation
Jiangxi New Nanshan Technology Ltd.
O.M. Manufacturing (Thailand) Co., Ltd.
Operaciones Metalurgicas S.A.
PT Artha Cipta Langgeng
PT Babel Inti Perkasa
PT Babel Surya Alam Lestari
PT Bukit Timah
PT Mitra Stania Prima
PT Prima Timah Utama
PT Refined Bangka Tin
PT Sariwiguna Binasentosa
PT Stanindo Inti Perkasa
PT Timah Tbk Kundur
PT Timah Tbk Mentok
PT Timah Nusantara
PT Tinindo Inter Nusa

White Solder Metalurgia e Mineracao Ltda.
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.
Tin Smelting Branch of Yunnan Tin Co., Ltd.
CV Venus Inti Perkasa
Magnu's Minerais Metais e Ligas Ltda.
PT ATD Makmur Mandiri Jaya
O.M. Manufacturing Philippines, Inc.
PT Rajehan Ariq
Resind Industria e Comercio Ltda.
Super Ligas
Metallo Belgium N.V.
Metallo Spain S.L.U.
PT Sukses Inti Makmur
PT Putera Sarana Shakti (PT PSS)
Rui Da Hung
Soft Metais Ltda.
Thaisarco

Gold
Allgemeine Gold-und Silberscheideanstalt A.G. Argor-Heraeus S.A. Aurubis AG C. Hafner GmbH + Co. KG Heimerle + Meule GmbH Heraeus Metals Hong Kong Ltd. Jiangxi Copper Co., Ltd. LS-NIKKO Copper Inc.	Metalor Technologies (Hong Kong) Ltd. Metalor Technologies (Singapore) Pte., Ltd. Metalor Technologies S.A. Metalor USA Refining Corporation Met-Mex Penoles, S.A. PAMP S.A.
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.
Tanaka Kikinzoku Kogyo K.K.
Umicore Precious Metals Refining Hoboken
Western Australian Mint (T/a The Perth Mint)
WIELAND Edelmetalle GmbH
Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH